FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	__November___________________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No ______

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   November 30, 2006

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
November 30, 2006	NEWS RELEASE 06-27	MAE - TSX MNG - AMEX

Miramar Completes Financing for $15 Million

- Continued Funding for Expanded work at new BN Zone and other Programs at Hope Bay in 2007-

VANCOUVER -- Miramar Mining Corporation (MAE-TSE) today announced completion of the previously announced equity financing. Through a syndicate of Canadian investment dealers, Miramar has completed the sale of 2,040,820 flow-through common shares at $7.35 per share to raise gross proceeds of $15,000,027.

“Work at the newly identified BN Zone at the Boston deposit will continue to focus on potentially identifying either a supplementary underground development area or a larger production centre which may be amenable to open pit exploitation,” said Tony Walsh, Miramar’s President and CEO. “The proceeds from this financing will allow us an expanded work program at the BN Zone along with generating and testing of priority targets on Miramar’s extensive land holdings, without depleting our other non-exploration allocated cash in 2007.”

The BN Zone is located approximately 400m to the north of the current Boston resource and is a style of mineralization not previously recognized at the Boston Deposit. Results from the BN Zone were discussed in the Miramar news release of November 15, 2006.

In consideration for their services, the Company paid a cash commission of four percent of the gross proceeds raised under the offering.

The gross proceeds of the sale of the flow-through shares will be used to incur Canadian Exploration Expenditures on the Company’s projects in Nunavut by December 31, 2007.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons as defined in Regulation S under the United States Securities Act of 1933, as amended.

Additional Information

All dollar amounts referred to herein are expressed in Canadian dollars. All information previously released on the Hope Bay Project is available on Miramar's website at http://www.miramarmining.com/.

Forward Looking Statements

Statements relating to the proposed offering and the use of proceeds for the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include the use of proceeds from the offering and the planned exploration programs for Hope Bay. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: fluctuations in gold prices; changes in planned work resulting from weather, logistical, technical or other factors that any delay Canadian Exploration Expenditures on the Hope Bay project; and other risks and uncertainties, including those described in this press release and Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports of 6K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Tony Walsh

President & CEO

Miramar Mining Corporation

Tel: (604) 985-2572        Fax: (604) 980-0731

Toll Free: 1-800-663-8780

Email: info@miramarmining.com